State of Delaware
Secretary of State
Division of Corporations
Delivered 11:30 AM 03/18/2016
FILED 11:30 AM 03/18/2016
SR 20161749505 - File Number 6004315

CERTIFICATE OF INCORPORATION
OF
WHAT TAX FORM, PBC

First: The name of this Corporation is What Tax Form, PBC.

Second: Its Registered Office in the State of Delaware is 108 West 13th Street, in the City of Wilmington, County of New Castle, and with a zip code of 19801. The Registered Agent in charge thereof is Business Filings Incorporated.

Third: The specific public benefit purposes of the Corporation are to (1) support veterans; (2) support the physically and mentally disabled; and (3) support education of underprivileged children in low income communities. Furthermore, in order to advance the best interests of those materially affected by the Corporation's conduct, it is intended that the business and operations of the Corporation create a material positive impact on society and the environment, taken as a whole.

Fourth: The amount of the total stock of this Corporation is authorized to issue is 10,000,000 shares of common stock with a par value of $0.00001 per share.

Fifth: The name of the incorporator of this Corporation is Matthew W. Deen, Esq. whose mailing address is 1620 Fifth Avenue, Suite 875, San Diego, CA 92101.

Sixth: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Seventh: Any disinterested failure by a director to satisfy the requirements of Delaware General Corporation Law §365 shall not, for the purposes of Delaware General Corporation Law §102(b)(7) or §145, or for the purposes of any use of the term "good faith" in the bylaws in regard to the indemnification or advancement of expenses of officers, directors, employees or agents, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

I, for the purpose of forming a Corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 15th day of March, 2016.

By: M. Deen

Matthew W. Deen, Esq.